Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Maquia Capital Acquistion Corporation (the “Company”) on Amendment No. 1 to Form S-1 (file no. 333-253167) of our report dated March 22, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Maquia Capital Acquistion Corporation as of January 1, 2021 and for the period from January 1, 2021 (commencement of activities) through January 29, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

March 22, 2021